

February 10, 2014

Wanda Witoslawski
Chief Financial Officer
Las Vegas Railway Express, Inc.
6650 Via Austi Parkway
Suite 140
Las Vegas, NV 89119

> **Re:** **Las Vegas Railway Express, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2013**
> **Filed July 1, 2013**
> **Form 10-Q for the Quarterly Periods Ended June 30, 2013 and**
> **September 30, 2013**
> **Filed August 14, 2013 and November 12, 2013**
> **File No. 000-54648**

Dear Ms. Witoslawski:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

Transaction with XTREME Manufacturing, LLC

1.   We note the Company's press release on January 21, 2014 announcing the signing of a rail car storage agreement with XTREME Manufacturing, LLC. Please supplementally advise us of the materiality of this transaction and provide your analysis why no Form 8-K was required in connection with this development.

Form 10-K for the Fiscal Year Ended March 31, 2013

Item 1. Business, page 3

History

2.   In the first paragraph on page 3, you disclose that on January 21, 2010, the Company acquired "all of the assets" of Las Vegas Railway Express, Inc. Please revise future filings to describe such assets in greater detail.

Company Overview

3.   We note the following promotional statements and terms in this section:
   - "new and innovative passenger train service" (see page 3);
   - "unique business model" (see page 7); and
   - "Partnering with Amtrak allows us to benefit from their ... industry leading expertise and also ensures the highest level of quality and reliability for our train service" (see page 7).

Please revise future filings to eliminate such statements and terms. Alternatively, please qualify such statements and the discussion of such terms as the opinion or belief of the Company.

4.   We note your disclosure in the second paragraph on page 3 that the X-Train service "will be replicated into other metropolitan centers in the US with resort/casino destinations". Please revise to specifically describe the locations in which you plan to replicate the X-Train service.

5.   Throughout this section, and elsewhere in your filing, you reference numerous agreements, memorandum of understandings or arrangements, without providing detailed disclosure regarding the principal terms of such agreements, understandings or arrangements. For example, and without limitation, we note the following:
   - Asset Purchase Agreement, dated January 21, 2010, between the Company and Las Vegas Railway Express, a Nevada corporation;
   - Agreement with Transportation Management Services, pursuant to which the Company acquired a "series of 16 passenger railcars";
   - Memorandum of Understanding with each of the City of Fullerton and Dielco Crane;
   - Consulting Agreement between the Company and Transportation Management Services, Inc.; and
   - Advisory Agreement between the Company and FlatWorld Capital.

Revise future filings to disclose the material terms and conditions of these agreements, understandings or arrangements. Please also file the same as exhibits to your future Form 10-K filings or tell us why you are not required to do so pursuant to Item 601(b)(10) of Regulation S-K.

Amtrak, page 4

6.   We note your disclosure that you have "entered into the first of several necessary
        agreements with Amtrak." Please revise future filings to describe in greater detail
        the material terms and conditions of your agreement with Amtrak, including
        without limitation, quantification of the fees the Company will pay to Amtrak, as
        referenced in the second paragraph on page 3. File the same as an exhibit to your
        future Form 10-K filings. Refer to Item 601(b)(10) of Regulation S-K. Please
        also describe the other "necessary agreements" with Amtrak that you have
        referenced in your disclosure.

7.   Revise future filings to clarify whether you have entered into a definitive
        agreement or a memorandum of understanding with AMTRAK. In this regard,
        we note your disclosure in the subsection headed "Unique Partnership with
        Amtrak" on page 7 that you have entered "an agreement" with Amtrak. However,
        in the second paragraph on page 3 and the second risk factor on page 10, you
        disclose that you have entered into an MOU with Amtrak for the provision of
        certain services. Please revise future filings to reconcile and clarify your
        disclosure, as appropriate.

8.   As a related matter, we note that a news article published November 15, 2013 in
        the Orange County Register reports that Amtrak has no plans to re-establish Los
        Angeles-Las Vegas service, which Amtrak ended in 1997. This does not appear
        consistent with your disclosure that the Company entered into an arrangement
        with Amtrak in September 2009 with the goal of reinstating passenger rail service
        on the Las Vegas/Los Angeles rail corridor. Please advise. For a copy of the
        above referenced article, see http://www.ocregister.com/articles/vegas-537132-
        company-filing.html.

9.   We note that the map appearing on page 5 is illegible. Please include a legible
        map with future filings.

10.   Please review your disclosure and ensure that you identify the source for the
        industry and demographic data that you provide. We note that you have included
        certain factual statements without indicating whether the source of this
        information is based upon management's belief, industry data, general articles, or
        any other source. For example, we note the following:
        • Fullerton is "[l]ocated in the sixth most populous county in the United
          States" and connects to "MetroLink services where there are over 15,000
          daily boardings...." (see page 6)
        • "There are over 50 Fortune 500 companies in California with most having
          significant employment populations within the two counties of the LA
          region." (see page 6)

- "Of the more than 12,000,000 annual visitors from the Southern California/Los Angeles market, 94% use automobile transportation to Las Vegas via this corridor every year." (see page 7)
- "[T]he forecast for traffic on I-15 is expected to be 17 million passengers by 2030." (see page 7)

Please revise your disclosure in future filings, as appropriate.

Our Business Strategy, page 6

11.   You disclose that you "intend to grow by adding additional trains in other markets and...expanding [your] relationships with premier leisure companies...." Revise future filings to clarify the "other markets" in which you intend to add additional trains. Also clarify what you mean by the term "premier leisure companies" and the extent to which you have existing relationships with such companies. To the extent you currently have none, please provide clear disclosure to such effect.

Stimulate Demand Among Higher Budget Customers, page 6

12.   Please revise future filings to disclose the basis for your statement that "With the increasing Las Vegas convention penetration, the Southern California business community alone is diverse enough to provide a sufficient number of higher budget clientele to fill our travel offerings."

13.   You disclose that you "plan to enter into partnerships with several of the major Las Vegas casinos in order to jointly market [your] services." Please revise future filings to describe the status of such arrangements and disclose whether any contracts have been negotiated or entered into. As appropriate, file the same as exhibits to your future filings. Refer to Item 601(b)(10) of Regulation S-K.

Grow Non-Rail Revenues, page 6

14.   With a view towards revised disclosure, please tell us the basis for your statement that most of your ancillary revenue will "command high margins with low operating costs thus improving our profitability."

Large Untapped Market of 12 Million Drivers..., page 7

15.   Revise future filings to disclose the basis for your belief that you "only need to capture 1.5% of the overall drivers to break even on an operating basis."

Operating Rights Provided by Railroad Partners, page 7

16.   Revise future filings to quantify the capital improvements you expect that you
       will be required to pay in order to maintain the right to deploy trains on the
       LA/Vegas route.

Experienced Management and Board of Directors, page 8

17.   Please future filings to remove the term "successful entrepreneur" from the first
       and second sentences of this paragraph.

Item 8. Financial Statements and Supplementary Data

Audited Financial Statements

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies – Intangible Assets, page 30

18.   We note you reported $843,697 in goodwill on your balance sheet pertaining to
       the acquisition of the train business on November 23, 2009. We also note your
       disclosure that on March 31, 2013 the Company conducted an analysis of the
       goodwill on its single reporting unit using the Company's market capitalization
       and determined that there was no impairment of goodwill. Considering the
       Company's recurring losses, the fact that it has a net capital deficit, no revenues,
       negative working capital and your disclosure that these factors raise substantial
       doubt about the Company's ability to continue as a going concern, please provide
       us with your goodwill impairment analysis as of March 31, 2013 and any
       additional clarifying information so that we may better understand your goodwill
       impairment methodology, how it is consistent with ASC 350-20-35, and the
       details relating to your conclusion that there was no impairment at March 31,
       2013. Your response should also address the basis for not recording any
       impairment in the subsequent quarters through September 30, 2013. In addition,
       please provide us with the following and revise future filings to disclose:

       •   The percentage by which fair value exceeded carrying value as of the date of
           the most recent test;

       •   A detailed description of the methods and key assumptions used to assess for
           goodwill impairment and how the key assumptions were determined;

       •   A detailed discussion of the degree of uncertainty associated with the key
           assumptions; and

       •   A description of potential events and / or changes in circumstances that could
           reasonably be expected to negatively affect the key assumptions.

Item 11. Executive Compensation

Summary Compensation Table, page 43

19.   Please confirm that you have disclosed compensation for all persons required by Item 402(m)(2) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions..., page 46

20.   You disclose on page 3 that the Company entered into an agreement with Transportation Management Services, pursuant to which it acquired 16 rail cars. We note that Transportation Management Services is 100% owned by John H. Marino, a director of the Company. Please provide us with an analysis supporting your determination that this transaction is not required to be disclosed pursuant to Item 404 of Regulation S-K.

21.   Refer to your disclosure regarding the promissory note, dated January 6, 2009, between the Company and Allegheny and the promissory note, dated October 1, 2009, between the Company and Joseph Cosio-Barron. Revise future filings to provide the information required by Item 404 of Regulation S-K, including, without limitation, disclosure of the largest aggregate amount of principal outstanding, the amount of principal paid and the amount of interest paid, in each case, during the periods for which disclosure is provided, and the rate or amount of interest payable on the indebtedness.

Form 10-Q for the Fiscal Quarter Ended June 30, 2013

Exhibit 32

22.   Your Exhibit 32 certification presented in your June 30, 2013 Form 10-Q currently refers to the wrong date for the periodic report, referencing the period ending September 30, 2012. As such, please file a full and complete amendment to refer to the correct period in a newly signed and dated certification. In addition, please ensure that the certification is currently dated and refers to the Form 10-Q/A.

Form 10-Q for the Fiscal Quarter Ended September 30, 2013

23.   Please note that the comments numbered 24 through 29 below also apply to your future filings on Form 10-K.

Item 2. Management's Discussion and Analysis..., page 17

24.   We note your disclosure in the first paragraph under the "Business Overview" section that "[t]here is a market demand for a first class option to commuter rail service on multiple routes here in the US. It is upon this model that the Company has focused its resources." Please revise future filings to cite the source for this statement.

25.   We note your disclosure in the penultimate paragraph on page 17 that you have identified several routes currently served by Amtrak trains, and that you will couple your Club X cars to the Amtrak trains for such routes. Please revise future filings to specifically disclose:
*   the locations of such routes, including the "first scheduled route," the operations on which were planned to commence on December 2, 2013;
*   any arrangements or agreements the Company expects to enter into with each origination and destination station along such routes;
*   the status of your current construction of the Club X cars for each route; and
*   the deployment timetable and the reasonable basis for achieving the same.

26.   As a related matter, please revise future filings to specifically describe the means by which you will "construct" the Club X cars and quantify the related costs. Please disclose if any companies will assist the Company in the construction process. If so, please name such companies and describe the arrangements and whether any contracts have been negotiated or entered into. As appropriate, file the same as exhibits to your future filings. Refer to Item 601(b)(10) of Regulation S-K.

27.   You disclose in the penultimate paragraph on page 17 that you have acquired two leased cars through an agreement with Mid America Leasing Company. Revise future filings to disclose the material terms and conditions of this agreement and file the same as an exhibit to your future filings. Refer to Item 601(b)(10) of Regulation S-K.

28.   We refer to your disclosure in the last paragraph on page 17, which describes the various activities the Company has been engaged in for re-establishing the Los Angeles to Vegas Corridor. In future filings, please discuss the estimated time frame and costs, including the basis for such estimates, for each activity you have listed, to the extent they remain material to your business. Also discuss whether any related arrangement or agreement has been entered into. In future filings, please also file any related agreements as exhibits, as appropriate, pursuant to Item 601(b)(10) of Regulation S-K.

29.   In the penultimate paragraph on page 22, you estimate that "the operating capital generated from the deployment of its railcars on this [existing Amtrak] route would fund the operating costs of the Company overhead going forward." Please

tell us how the Company arrived at this estimate. Also revise your disclosure in future filings, as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or me at 202-551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Senior Staff Attorney, at 202-551-3552 or Mark Clampitt, Senior Staff Attorney, at 202-551-3434 with any other questions.

Sincerely,

Benjamin Phippen
Staff Accountant